SEC Mail Processing Section

FEB 27 2009

Washington, DC 103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09058868

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47559

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 01 08 (MM/DD/YY) AND ENDING 12 31 08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Asset Trading, Inc

OFFICIAL USE ONLY
37044
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5050 Poplar Ave Suite 516
(No. and Street)

Memphis, TN 38157
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Eberle III 901-818-3936
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Collins Thomas + Associates PLLC
(Name – *if individual, state last, first, middle name*)

5860 Ridgeway Center Pky 250 Memphis, TN 38120
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Eberle III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Asset Trading, Inc, as of Dec 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beverly R. Alexander, State of Tennessee, Notary Public, County of Shelby, My Comm. Exp. 9-28-2010

Joseph Eberle III
Signature

President
Title

Beverly R Alexander
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

ADVANCED ASSET TRADING, INC.

For the Year Ended December 31, 2008

TABLE OF CONTENTS

Collins Thomas & Associates, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

A. Lawrence Collins, C.P.A.
John W. Thomas, C.P.A.
Catherine L. Sanborn, C.P.A.
Terryl M. Viner, C.P.A.
Roger D. Webb, C.P.A.

5860 Ridgeway Center Pky., Suite 250
Memphis, Tennessee 38120
Phone (901) 684-1170
Fax (901) 684-1208
cpa@cta-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Advanced Asset Trading, Inc.
Memphis, Tennessee

We have audited the accompanying balance sheet of Advanced Asset Trading, Inc., as of December 31, 2008 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Advanced Asset Trading, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule section is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Asset Trading, Inc., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Collins Thomas & Associates, PLLC

Memphis, Tennessee
February 23, 2009

ADVANCED ASSET TRADING, INC.
BALANCE SHEET
December 31, 2008

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	15,912
Cash - deposit accounts - restricted		35,682
Interest receivable		25
Commissions receivable		3,465
Accounts receivable - related party		346
Prepaid expenses		1,798
TOTAL CURRENT ASSETS		57,228
OTHER ASSETS		
Note receivable		20,780
Deferred tax benefit		8,045
TOTAL OTHER ASSETS		28,825
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment		15,220
Less: accumulated depreciation		(10,135)
TOTAL PROPERTY AND EQUIPMENT		5,085
TOTAL ASSETS	$	91,138
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$	292
Accrued expenses		3,773
Accrued franchise tax		326
Deferred tax		1,067
TOTAL CURRENT LIABILITIES		5,458
OTHER LIABILITIES		
Accounts payable - long term		8,600
TOTAL OTHER LIABILITIES		8,600
STOCKHOLDERS' EQUITY		
Capital stock - common, $.01 par value, authorized 100,000 shares, issued and outstanding 20,000 shares		200
Additional paid in capital		69,800
Retained earnings		7,080
		77,080
	$	91,138

See accompanying notes.

ADVANCED ASSET TRADING, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2008

REVENUES		
Commissions	$	115,237
Investment and advisory fees		40,786
Interest income		668
		156,691
EXPENSES		
Access fees		7,442
Accounting		5,907
Auto expense		6,589
Bank charges		133
Depreciation		2,251
Donations		50
Dues and subscriptions		3,201
Insurance - bonding		963
Insurance - group health		7,015
License and fees		869
Marketing and promotional		868
Meals and entertainment		936
Membership fees		1,443
Office supplies, printing and postage		2,864
Professional fees		5,583
Rent		16,052
Salaries and wages		67,252
Taxes - payroll		5,335
Taxes - franchise		326
Telephone and internet		7,530
Trade charges		13,089
Training and testing		265
Travel		2,196
		158,159
INCOME (LOSS) BEFORE INCOME TAXES		(1,468)
PROVISION FOR INCOME TAX (EXPENSE) BENEFIT		
Current		0
Deferred		203
		203
NET INCOME (LOSS)	$	(1,265)

See accompanying notes.

ADVANCED ASSET TRADING, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(1,265)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,251
Deferred taxes		(203)
(Increase) decrease in:		
Cash - deposit accounts - restricted		(510)
Interest receivable		102
Commissions receivable		(126)
Prepaid expenses		(641)
Receivable - other		(173)
(Decrease) increase in:		
Accounts payable - trade		292
Accrued expenses		2,842
Accrued franchise tax		15
NET CASH FLOWS FROM OPERATING ACTIVITIES		2,584
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(879)
CASH FLOWS FROM FINANCING ACTIVITIES		0
NET INCREASE (DECREASE) IN CASH		1,705
CASH, BEGINNING OF YEAR		14,207
CASH, END OF YEAR	$	15,912

See accompanying notes.

ADVANCED ASSET TRADING, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	Capital Stock Common		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balances, January 1, 2008	20,000	$ 200	$ 69,800	$ 8,345	$ 78,345
Capital stock activity for year ended December 31, 2008	0	0	0	0	0
Net income (loss) for year ended December 31, 2008	0	0	0	(1,265)	(1,265)
Balances, December 31, 2008	20,000	$ 200	$ 69,800	$ 7,080	$ 77,080

See accompanying notes.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Advanced Asset Trading, Inc. (AATI) is a subsidiary of Strategic Asset Consulting, Inc. The Corporation was organized in August, 1995 for the purpose of selling interests in direct participation programs and other investment vehicles to individual and corporate customers located primarily in the Mid-South.

The Corporation is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Corporation maintains offices in Memphis, TN.

As an introducing broker-dealer, the Corporation operates under Rule 15c3-3(k)(2)(ii), which requires that all of the funds and securities of its customers be handled through a clearing broker-dealer. During the year ended December 31, 2008, the Corporation cleared its securities transactions on a fully disclosed basis through Dain Correspondent Services, a division of Dain Rauscher Incorporated.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

AATI maintains its books on the accrual basis of accounting. However, for tax purposes the cash basis of accounting is used.

Revenue Recognition

AATI derives its revenues from commissions and investment and advisory services. Commissions are earned on the trading of securities by customers. Commission revenues, commissions fees and related clearing charges are recognized on a trade date basis. Investment and advisory service fees are earned from customers by providing consultations in investment strategy, allocation of portfolio assets, and performance reviews. Revenues from investment and advisory services are recognized as services are rendered.

Receivables

Interest receivable and commissions receivable are due from the clearing broker-dealer. These receivables are booked at month-end based on the month's deposit and sales volume. The money is received during the following month. The receivable from a related party will be received on demand, usually within two months of year-end. No allowance for doubtful accounts is needed for any of these receivables since collection is assured. The company has no other accounts receivable, and therefore no credit policy or risk in the ordinary sense.

Depreciation

Depreciation is computed using straight-line methods over the estimated useful lives of the assets for financial reporting purposes. Accelerated methods are used for federal income tax purposes in addition to expensing certain assets under Internal Revenue Code Section 179.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes

AATI is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments

AATI's financial instruments consist of various accounts and notes receivable, accounts payable, and accrued expenses. Unless otherwise noted, the fair values of these financial instruments are all Level 1 inputs, as defined by the Statement of Financial Accounting Standards No. 157, and approximate their carrying values.

NOTE C - NET CAPITAL REQUIREMENTS

AATI is subject to the net capital requirements of the Securities and Exchange Commission under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008 the Corporation had net capital of $39,624, which is $34,624 in excess of the amount required to be maintained at that date as computed by the procedures under Rule 15c3-1. AATI's ratio of aggregate indebtedness to net capital is .3723 to 1 as computed under this same rule.

NOTE D - RESTRICTED CASH-DEPOSIT ACCOUNTS

The clearing broker-dealer agreement with Dain Correspondent Services requires AATI to establish a Deposit Account ("Account"). This Account assures the Corporation's performance of its obligations under the agreement. The Account does not represent an ownership interest in Dain Correspondent Services. The account balance required as of December 31, 2008 is $35,000. There is also another $682 in a restricted CRD account. Restricted cash is not considered as cash or a cash equivalent.

NOTE E - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the accrual basis being used for financial statement purposes and the cash basis used for tax purposes, net operating losses which expire from 2014 to 2028, carryforwards of contributions, and depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The net deferred tax asset in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred tax asset		
Current	$	70
Noncurrent		8,670
		8,740
Deferred tax liability		
Current		1,137
Noncurrent		625
		1,762
Net deferred tax asset (liability)	$	6,978

The components of income tax expense related to operations are as follows:

Federal		
Current	$	0
Deferred (expense) benefit related to:		
Net operating loss carryforward		92
Timing difference depreciation		130
Timing difference receivables and prepaids		2
Timing difference accounts payable		(100)
		124
State		
Current		0
Deferred (expense) benefit related to:		
Net operating loss carryforward		65
Timing difference depreciation		56
Timing difference receivables and prepaids		1
Timing difference accounts payable		(43)
		79
Total income tax (expense) benefit	$	203

NOTE F - OFFICE LEASE

The Corporation's office is located in Memphis, TN. In June, 2005 the Corporation extended its lease term on the office. The lease term is now month to month. The monthly rental is $1,153, with overage expenses for the building operations also paid during the year.

NOTE G - CONCENTRATIONS OF RISK

As discussed in Note A, the Corporation's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Corporation and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Corporation. The Corporation seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

AATI serves individuals and institutional investors. Fluctuations in the investing activities of these investors and the economy will affect AATI revenues.

The note receivable on the books consists of a single note to a former employee for commissions advanced. There is no collateral for this note; however, the long term accounts payable on the books is a fee contingent on collection of this note, so the maximum loss that could occur from this item is $12,180, the face value of the note less the related payable.

NOTE H - CASH FLOW INFORMATION

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. In 2008 there were no cash payments for interest or income taxes.

NOTE I - RELATED-PARTY TRANSACTIONS

The Corporation has an accounts receivable due from its parent in the amount of $346 as of December 31, 2008, for expenses that the company has paid on the parent's behalf.

NOTE J - SUBSEQUENT EVENTS

In January 2009, the sole shareholder of AATI's stock sold 20% of AATI's stock, with expectation of selling the remaining 80% of his stock holdings if FINRA approves the sale.

The new shareholder is planning to grow the business, with AATI registering as a Broker Dealer in additional states, applying for market making capabilities, private placement, and underwriting IPOs. Some of these items were beginning to be pursued in February 2009, while others will only be carried out after completion of the pending sale of the remaining stock. Additionally, if FINRA approves the remaining 80% stock sale, AATI will merge with the new shareholder's existing wealth management company.

The owner/operator of AATI has been contracted to remain an employee of AATI according to the terms of a labor agreement signed in February 2009.

Supplementary Schedules

ADVANCED ASSET TRADING, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
December 31, 2008

Balance, January 1, 2008	$	0
Increases		0
Decreases		0
Balance, December 31, 2008	$	0

See accompanying notes.

ADVANCED ASSET TRADING, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	77,080
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED		77,080
DEDUCTIONS AND/OR CHARGES		
NASD CRD account		682
Interest receivable		25
Accounts receivable - related party		346
Prepaid expenses		1,798
Note receivable		20,780
Deferred tax benefit		8,740
Office furniture, fixtures and equipment - net		5,085
TOTAL DEDUCTIONS AND/OR CHARGES		37,456
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		39,624
HAIRCUTS ON SECURITIES		
Contractual securities commitments - deduction no longer required		0
NET CAPITAL	$	39,624
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition		
Accounts payable	$	8,892
Accrued expenses		3,773
Accrued franchise taxes		326
Deferred tax liability		1,762
AGGREGATE INDEBTEDNESS	$	14,753
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	984
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	34,624
Excess net capital at 1000%	$	38,149
Ratio: aggregate indebtedness to net capital		.3723 to 1

See accompanying notes.

ADVANCED ASSET TRADING, INC.
RECONCILIATION OF COMPANY'S COMPUTATION OF NET CAPITAL WITH AUDIT
December 31, 2008

Reconciliation with Company's computation included in Part II of Form X-17A-5 as of December 31, 2008:

Net capital, as reported in Company's Part II (unaudited) FOCUS report			$	39,596
Audit adjustments - increase (decrease) to net capital:				
Increase in related party accounts receiveable	$	(173)		
Increase in deferred tax benefit		(160)		
Decrease in net value of office furniture and equip.		343		
Decrease in net '08 expenses from audit adjustments		18		
Net adjustments				28
Net capital, page 11			$	39,624

See accompanying notes.

The Corporation is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

Report of Independent Accountants on Internal Control

Collins Thomas & Associates, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

A. Lawrence Collins, C.P.A.
John W. Thomas, C.P.A.
Catherine L. Sanborn, C.P.A.
Terryl M. Viner, C.P.A.
Roger D. Webb, C.P.A.

5860 Ridgeway Center Pky., Suite 250
Memphis, Tennessee 38120
Phone (901) 684-1170
Fax (901) 684-1208
cpa@cta-cpa.com

Report of Independent Accountants
On Internal Control
Required by SEC Rule 17a-5

To the Board of Directors of
Advanced Asset Trading, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Advanced Asset Trading, Inc. (the "Corporation") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Collins Thomas & Associates, PLLC

February 23, 2009